UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 28, 2025, Scorpio Tankers Inc. (the “Company”) held its 2025 annual meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company:

1.Elected Cameron Mackey, Marianne Økland, and Sujata Parekh Kumar to serve as Class III Directors of the Company until the Company’s 2028 annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal; and

2.Ratified the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2025.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3ASR (Registration No. 333-286015) and Form S-8 (Registration No. 333-286016) that were filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: June 3, 2025
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer